U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Commission File Number 1-31722

NEW GOLD INC.

(Exact name of registrant as specified in its charter)

70 University Avenue, Suite #1460, Toronto, Ontario, Canada M5J 2M4

(416) 977-1067

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                      Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

Exhibits 99.1-99.16 are incorporated by reference to Exhibits A through P, respectively, as filed with the Commission on June 2, 2008 in the Report on Form 6-K of Metallica Resources Inc. (“Metallica”):

99.1	Readdressed Technical Report – Peak Mine, New South Wales, Australia, effective date March 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008 to GPJ Ventures Ltd. (Peak Gold), Metallica and the Company, prepared by Mine and Quarry Engineering Services, Inc. (the “Peak Mine Report”)

99.2	Certificate of Qualified Person – Christopher Kaye (regarding the Peak Mine Report)

99.3	Certificate of Qualified Person – Geoffrey Challiner (regarding the Peak Mine Report)

99.4	Certificate of Qualified Person – Neil Inwood (regarding the Peak Mine Report)

99.5	Consent of Qualified Person – Christopher Kaye (regarding the Peak Mine Report)

99.6	Consent of Qualified Person – Geoffrey Challiner (regarding the Peak Mine Report)

99.7	Consent of Qualified Person – Neil Inwood (regarding the Peak Mine Report)

99.8	Readdressed Technical Report – Amapari Mine, Amapá, Brazil, effective date September 30, 2007 and amended February 25, 2008 and readdressed May 26, 2008 to Peak Gold Ltd., Metallica and the Company, prepared by Mine and Quarry Engineering Services, Inc., AMEC International (Chile) S.A. and NCL Brasil Ltda (the “Amapari Mine Report”)

99.9	Certificate of Qualified Person – Christopher Kaye (regarding the Amapari Mine Report)

99.10	Certificate of Qualified Person – Rodrigo Alves Marinho (regarding the Amapari Mine Report)

99.11	Certificate of Qualified Person – Emmanuel Henry (regarding the Amapari Mine Report)

99.12	Certificate of Qualified Person – Carlos Guzmán (regarding the Amapari Mine Report)

99.13	Consent of Qualified Person – Christopher Kaye (regarding the Amapari Mine Report)

99.14	Consent of Qualified Person – Rodrigo Alves Marinho (regarding the Amapari Mine Report)

99.15	Consent of Qualified Person – Emmanuel Henry (regarding the Amapari Mine Report)

99.16	Consent of Qualified Person – Carlos Guzmán (regarding the Amapari Mine Report)

Exhibits 99.17-99.21 are incorporated by reference to Exhibits I through M, respectively, as filed with the Commission on May 20, 2008 in the Report on Form 6-K of Metallica:

99.17	Feasibility NI 43-101 Technical Report for the El Morro Project, Region III, Chile, dated May 9, 2008 and prepared for Metallica by Pincock Allen & Holt (the “El Morro Technical Report”)

99.18	Certificate of Qualified Person – Barton G. Stone, C.P.G. (regarding the El Morro Technical Report)

99.19	Certificate of Qualified Person – Richard J. Lambert, P.E. (regarding the El Morro Technical Report)

99.20	Consent of Qualified Person – Barton G. Stone, C.P.G. (regarding the El Morro Technical Report)

99.21	Consent of Qualified Person – Richard J. Lambert, P.E. (regarding the El Morro Technical Report)

Exhibits 99.22-99.24 are incorporated by reference to Exhibits A through C, respectively, as filed with the Commission on June 16, 2008 in the Report on Form 6-K/A (Amendment No. 1 to Form 6-K for the period from March 20, 2007 to April 2, 2007) of Metallica:

99.22	Technical Report entitled “2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico”, dated March 31, 2007, prepared for Metallica by WLR Consulting, Inc. (the “Cerro San Pedro Technical Report”)

99.23	Consent of WLR Consulting, Inc. (regarding the Cerro San Pedro Technical Report)

99.24	Certificate of Qualified Person – William L. Rose (regarding the Cerro San Pedro Technical Report)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

(Registrant)

Date: June 17, 2008	By:	/s/ John Pitcher
John Pitcher,
General Counsel and Secretary

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